AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 22, 2021

FILE NO. 333-160918

FILE NO. 811-22321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 164

AND

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 170

MAINSTAY FUNDS TRUST

(exact name of registrant as specified in charter)

51 MADISON AVENUE
NEW YORK, NEW YORK 10010
(address of principal executive office)
REGISTRANT’S TELEPHONE NUMBER: (212) 576-7000

Copy to:

J. Kevin Gao, Esq. MainStay Funds Trust 30 Hudson Street Jersey City, NJ 07302	Thomas C. Bogle, Esq. Corey F. Rose, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

(NAME AND ADDRESS OF AGENT FOR SERVICE)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No.164 to the Registration Statement on Form N-1A (File No. 333-160918) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 164 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 164 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 164 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

ITEM 28. EXHIBITS

a. Declaration of Trust

1. Certificate of Trust as filed with the State of Delaware on April 28, 2009 – Previously filed as Exhibit (a)(1) to Registrant’s Initial Registration Statement on Form N-1A on July 30, 2009*

2. Amended and Restated Declaration of Trust dated August 19, 2016 – Previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

b. By-Laws of the Registrant effective April 8, 2009, Amended and Restated June 24, 2020 – Previously filed as Exhibit (b) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

c. Instruments Defining Rights of Security Holders

1. The Registrant does not issue Certificates. See Article III, “Shares,” and Article V, “Shareholders’ Voting Powers and Meetings” of Declaration of Trust of the Registrant. See Above. See Article III, “Meetings of Shareholders,” and Article VIII, “Inspection of Records and Reports” of Registrant’s Bylaws. See Above*

d. Investment Advisory Contracts

1. Amended and Restated Management Agreement dated February 27, 2015 – Previously filed as Exhibit (d)(1) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

a. Amendment dated June 18, 2015 – Previously filed as Exhibit (d)(1)(a) to Post-Effective Amendment No. 82 to the Trust’s Registration Statement on June 17, 2015*

b. Amendment dated June 1, 2015 – Previously filed as Exhibit (d)(1)(b) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

c. Amendment dated February 29, 2016 – Previously filed as Exhibit (d)(1)(c) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

d. Amendment dated March 25, 2016 – Previously filed as Exhibit (d)(1)(d) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

e. Amendment dated June 30, 2016 – Previously filed as Exhibit (d)(1)(e) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

f. Amendment dated July 29, 2016 – Previously filed as Exhibit (d)(1)(f) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

g. Amendment dated February 28, 2017 – Previously filed as Exhibit (d)(1)(g) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

h. Amendment dated March 31, 2017 – Previously filed as Exhibit (d)(1)(h) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

i. Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(1)(i) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

j. Amendment dated August 4, 2017 – Previously filed as Exhibit (d)(1)(j) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

k. Amendment dated November 15, 2017 – Previously filed as Exhibit (d)(1)(k) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

l. Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(1)(l) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

m. Amendment dated May 22, 2018 – Previously filed as Exhibit (d)(1)(m) to Post-Effective Amendment No. 130 to the Trust’s Registration Statement on October 22, 2018*

n. Amendment dated November 30, 2018 - Previously filed as Exhibit (d)(1)(n) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

o. Amendment dated February 28, 2019 - Previously filed as Exhibit (d)(1)(o) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

p. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(1)(p) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

q. Amendment dated June 14, 2019 – Previously filed as Exhibit (d)(1)(q) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

r. Amendment dated June 28, 2019 – Previously filed as Exhibit (d)(1)(r) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

s. Amendment dated December 5, 2019 – Previously filed as Exhibit (d)(1)(s) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

t. Amendment dated December 18, 2019 – Previously filed as Exhibit (d)(1)(t) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

u. Amendment dated February 26, 2020 – Previously filed as Exhibit (d)(1)(u) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

v. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(1)(v) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

w. Amendment dated May 26, 2020 – Previously filed as Exhibit (d)(1)(w) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

x. Amendment dated June 30, 2020 – Previously filed as Exhibit (d)(1)(x) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

y. Amendment dated July 31, 2020 – Previously filed as Exhibit (d)(1)(y) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

z. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(1)(z) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

aa. Amendment dated February 28, 2021 – Previously filed as Exhibit (d)(1)(aa) to Post-Effective Amendment 163 to the Trust’s Registration Statement on February 24, 2021*

bb. Amendment dated March 5, 2021 – Filed herewith

2. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Epoch Investment Partners, Inc. dated March 31, 2017 – Previously filed as Exhibit (d)(2) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

a. Amendment dated May 8, 2017 – Previously filed as Exhibit (d)(2)(a) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

b. Amendment dated February 28, 2019 – Previously filed as Exhibit (d)(2)(b) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

c. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(2)(c) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

d. Amendment dated May 1, 2019 – Previously filed as Exhibit (d)(2)(d) to Post-Effective Amendment No. 139 to the Trust’s Registration Statement on June 26, 2019*

3. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and MacKay Shields LLC dated January 1, 2018 – Previously filed as Exhibit (d)(3) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

a. Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(3)(a) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

b. Amendment dated May 1, 2018 – Previously filed as Exhibit (d)(3)(b) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

c. Amendment dated May 22, 2018 – Previously filed as Exhibit (d)(3)(c) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

d. Amendment dated November 30, 2018 - Previously filed as Exhibit (d)(3)(d) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

e. Amendment dated February 28, 2019 – Previously filed as Exhibit (d)(3)(e) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

f. Amendment dated April 1, 2019 – Previously filed as Exhibit (d)(3)(f) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

g. Amendment dated May 1, 2019 – Previously filed as Exhibit (d)(3)(g) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

h. Amendment dated June 21, 2019 – Previously filed as Exhibit (d)(3)(h) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

i. Amendment dated June 28, 2019 – Previously filed as Exhibit (d)(3)(i) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

j. Amendment dated February 26, 2020 – Previously filed as Exhibit (d)(3)(j) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

k. Amendment dated February 28, 2020 – Previously filed as Exhibit (d)(3)(k) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

l. Amendment dated August 31, 2020 – Previously filed as Exhibit (d)(3)(l) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

m.  Amendment dated February 28, 2021 – Filed herewith

n. Amendment dated March 5, 2021 – Filed herewith

4. Amended and Restated Subadvisory Agreement between New York Life Investment Management LLC and Candriam Belgium dated November 15, 2017 – Previously filed as Exhibit (d)(5) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

a. Amendment dated February 28, 2018 – Previously filed as Exhibit (d)(4)(a) to Post-Effective Amendment No. 125 to the Trust’s Registration Statement on March 29, 2018*

b. Amendment dated May 1, 2018 – Previously filed as Exhibit (d)(4)(b) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

5. Subadvisory Agreement between New York Life Investment LLC and NYL Investors LLC dated May 1, 2014 – Previously filed as Exhibit (d)(8) to Post-Effective Amendment No. 68 to the Trust’s Registration Statement on July 11, 2014*

a. Amendment dated December 5, 2019 – Previously filed as Exhibit (d)(5)(a) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

6. Subadvisory Agreement between New York Life Investment LLC and Cushing Asset Management LLC dated July 11, 2014 –

Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 68 to the Trust’s Registration Statement on July 11, 2014*

a. Amendment dated June 18, 2015 – Previously filed as Exhibit (d)(9)(a) to Post-Effective Amendment No. 82 to the Trust’s Registration Statement on June 17, 2015*

b. Amendment dated March 31, 2016 – Previously filed as Exhibit (d)(9)(b) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

c. Amendment dated March 31, 2017 – Previously filed as Exhibit (d)(9)(c) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

d. Amendment dated March 31, 2018 – Previously filed as Exhibit (d)(6)(d) to Post-Effective Amendment No. 125 to the Trust’s Registration Statement on March 29, 2018*

e. Amendment dated November 30, 2018 – Previously filed as Exhibit (d)(6)(e) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

f. Amendment dated May 26, 2020 – Previously filed as Exhibit (d)(6)(f) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

7. Management Agreement dated July 2, 2018 on behalf of MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (d)(8) to Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

8. Subadvisory Agreement between New York Life Investment Management LLC and NYL Investors LLC dated July 2, 2018 on behalf of the MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 128 on August 16, 2018*

9. Subadvisory Agreement between New York Life Investment Management LLC and CBRE Clarion Securities LLC dated February 21, 2020 – Previously filed as Exhibit (d)(9) to Post-Effective Amendment No. 147 on February 24, 2020*

10. Subadvisory Agreement between New York Life Investment Management LLC and Wellington Management Company LLC dated March 5, 2021 – Filed herewith

e. Underwriting Contracts

1. Amended and Restated Distribution Agreement dated August 1, 2014 between the Registrant and NYLIFE Distributors LLC – Previously filed as Exhibit (e)(1) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

2. Form of Soliciting Dealer Agreement – Previously filed as Exhibit (e)(2) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

f. Bonus or Profit Sharing Contracts – Inapplicable

g. Custodian Agreements

1. Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed as Exhibit (g)(1) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

a. Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(1)(a) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

b. Amendment to Custodian Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(1)(b) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

c. Amendment dated December 22, 2015 – Previously filed as Exhibit (g)(1)(c) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

d. Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(1)(d) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

e. Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(1)(e) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

f. Amendment dated May 1, 2016 – Previously filed as Exhibit (g)(1)(f) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

g. Amendment dated May 1, 2016 (Appendix) – Previously filed as Exhibit (g)(1)(g) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

h. Amendment dated June 16, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(h) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

i. Amendment dated June 17, 2016 to the Master Custodian Agreement (appendix) – Previously filed as Exhibit (g)(1)(i) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

j. Amendment dated June 30, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(j) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

k. Amendment dated October 15, 2016 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(k) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

l. Amendment dated March 13, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(l) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

m. Amendment dated May 5, 2017 to the Master Custodian Agreement – Previously filed as Exhibit (g)(1)(m) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

n. Amendment dated August 30, 2017 – Previously filed as Exhibit (g)(1)(n) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

o. Amendment dated November 15, 2017 – Previously filed as Exhibit (g)(1)(o) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

p. Amendment dated February 28, 2018 – Previously filed as Exhibit (g)(1)(p) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

q. Amendment dated May 22, 2018 – Previously filed as Exhibit (g)(1)(q) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

r. Amendment dated July 2, 2018 – Previously filed as Exhibit (g)(1)(r) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

s. Amendment dated September 10, 2018 – Previously filed as Exhibit (g)(1)(s) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

t. Amendment dated November 1, 2018 – Previously filed as Exhibit (g)(1)(t) to Post-Effective Amendment No. 139 to the Registration Statement on June 26, 2019*

u. Amendment dated February 27, 2019 – Previously filed as Exhibit (g)(1)(u) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

v. Amendment dated April 1, 2019 – Previously filed as Exhibit (g)(1)(v) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

w. Amendment dated May 1, 2019 – Previously filed as Exhibit (g)(1)(w) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

x. Amendment dated June 5, 2019 – Previously filed as Exhibit (g)(1)(x) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

y. Letter Amendment dated June 5, 2019 – Previously filed as Exhibit (g)(1)(y) to Post-Effective Amendment No. 141 to the Trust's Registration Statement on August 16, 2019*

z. Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(1)(z) to Post-Effective Amendment No. 147 on February 24, 2020*

aa. Letter Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(1)(aa) to Post-Effective Amendment No. 147 on February 24, 2020*

bb. Amendment dated February 14, 2020 – Previously filed as Exhibit (g)(1)(bb) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

cc. Amendment dated April 15, 2020 – Previously filed as Exhibit (g)(1)(cc) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

dd. Amendment dated August 10, 2020 – Previously filed as Exhibit (g)(1)(dd) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

2. Amended and Restated Master Delegation Agreement with State Street Bank and Trust Company dated January 1, 2011 – Previously filed as Exhibit (g)(2) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

a. Amendment dated October 21, 2013 – Previously filed as Exhibit (g)(2)(a) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

b. Amendment to Delegation Agreement dated June 18, 2015 – Previously filed as Exhibit (g)(2)(b) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

c. Amendment dated February 29, 2016 (Retirement 2060) – Previously filed as Exhibit (g)(2)(c) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

d. Amendment dated February 29, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(d) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

e. Amendment dated May 1, 2016 – Previously filed as Exhibit (g)(2)(e) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

f. Amendment dated May 1, 2016 (Appendix) – Previously filed as Exhibit (g)(2)(f) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

g. Amendment dated June 16, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(g) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

h. Amendment dated June 17, 2016 to the Master Delegation Agreement (appendix) – Previously filed as Exhibit (g)(2)(h) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

i. Amendment dated June 30, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(i) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

j. Amendment dated October 15, 2016 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(j) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

k. Amendment dated March 13, 2017 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(k) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

l. Amendment dated May 5, 2017 to the Master Delegation Agreement – Previously filed as Exhibit (g)(2)(l) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

m. Amendment dated August 30, 2017 – Previously filed as Exhibit (g)(2)(m) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

n. Amendment dated November 15, 2017 – Previously filed as Exhibit (g)(2)(n) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

o. Amendment dated February 28, 2018 – Previously filed as Exhibit (g)(2)(o) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

p. Amendment dated May 22, 2018 – Previously filed as Exhibit (g)(2)(p) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

q. Amendment dated July 2, 2018 – Previously filed as Exhibit (g)(2)(q) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

r. Amendment dated September 10, 2018 – Previously filed as Exhibit (g)(2)(r) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

s. Amendment dated November 1, 2018 – Previously filed as Exhibit (g)(2)(s) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

t. Amendment dated February 27, 2019 – Previously filed as Exhibit (g)(2)(t) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

u. Amendment dated April 1, 2019 – Previously filed as Exhibit (g)(2)(u) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

v. Amendment dated May 1, 2019 – Previously filed as Exhibit (g)(2)(v) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

w. Amendment dated June 5, 2019 – Previously filed as Exhibit (g)(2)(w) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

x. Letter Amendment dated June 5, 2019 – Previously filed as Exhibit (g)(2)(x) to Post-Effective Amendment No. 141 to the Trust's Registration Statement on August 16, 2019*

y. Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(2)(y) to Post-Effective Amendment No. 147 on February 24, 2020*

z. Letter Amendment dated November 21, 2019 – Previously filed as Exhibit (g)(2)(z) to Post-Effective Amendment No. 147 on February 24, 2020*

aa. Amendment dated February 14, 2020 – Previously filed as Exhibit (g)(2)(aa) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

bb. Amendment dated April 15, 2020 – Previously filed as Exhibit (g)(2)(bb) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

cc. Amendment dated August 10, 2020 – Previously filed as Exhibit (g)(2)(cc) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

3. Form of Custody Agreement with U.S. Bank National Association dated June 16, 2014 – Previously filed as Exhibit (g)(3) to Post-

Effective Amendment No. 76 to the Trust; Registration Statement on March 30, 2015*

a. Form of Amendment dated July 16, 2014 – Previously filed as Exhibit (g)(3)(a) to Post-Effective Amendment No. 76 to the Trust’s Registration Statement on March 30, 2015*

b. Amendment dated May 22, 2020 – Previously filed as Exhibit (g)(3)(b) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

4. Global Custody Agreement with JPMorgan Chase Bank, National Association dated June 22, 2020 – Filed herewith

h. Other Material Contracts

1. Transfer Agency Agreements

a. Amended and Restated Transfer Agency and Service Agreement with NYLIM Service Company LLC dated October 1, 2008 –

Previously filed with Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on October 30, 2009*

i. Amendment dated November 12, 2009 – Previously filed as Exhibit (h)(1)(a)(i) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

ii. Amendment dated November 24, 2009 – Previously filed as Exhibit (h)(1)(a)(ii) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

iii. Amendment dated February 26, 2010 – Previously filed as Exhibit (h)(1)(a)(iii) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

iv. Amendment dated March 30, 2010 – Previously filed as Exhibit (h)(1)(a)(iv) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

v. Amendment dated January 1, 2011 – Previously filed as Exhibit (h)(1)(a)(v) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

vi. Amendment dated January 1, 2012 – Previously filed as Exhibit (h)(1)(a)(vi) to Post-Effective Amendment No. 40 to the Trust’s Registration Statement on February 28, 2013*

vii. Amendment dated January 1, 2013 – Previously filed as Exhibit (h)(1)(a)(vii) to Post-Effective Amendment No. 51 to the Trust’s Registration Statement on June 17, 2013*

viii. Amendment dated July 11, 2014 – Previously filed as Exhibit (h)(1)(a)(viii) to Post-Effective Amendment No. 73 to the Trust’s Registration Statement on February 27, 2015*

ix. Amendment dated June 18, 2015 – Previously filed as Exhibit (h)(1)(a)(ix) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

x. Amendment dated February 29, 2016 – Previously filed as Exhibit (h)(1)(a)(x) to Post-Effective Amendment No. 94 to the Trust’s Registration Statement on June 20, 2016*

xi. Amendment dated June 30, 2016 – Previously filed as Exhibit (h)(1)(a)(xi) to Post-Effective Amendment No. 100 to the Trust’s Registration Statement on September 12, 2016*

xii. Amendment dated March 13, 2017 – Previously filed as Exhibit (h)(1)(a)(xii) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xiii. Amendment dated April 11, 2017 – Previously filed as Exhibit (h)(1)(a)(xiii) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xiv. Amendment dated May 8, 2017 – Previously filed as Exhibit (h)(1)(a)(xiv) to Post-Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

xv. Amendment dated November 15, 2017 – Previously filed as Exhibit (h)(1)(a)(xv) to Post-Effective Amendment No. 120 to the Trust’s Registration Statement on November 14, 2017*

xvi. Amendment dated February 28, 2018 – Previously filed as Exhibit (h)(1)(a)(xvi) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

xvii. Amendment dated May 22, 2018 – Previously filed as Exhibit (h)(1)(a)(xvii) to Post-Effective Amendment No. 130 to the Trust's Registration Statement on October 22, 2018*

xviii. Amendment dated July 2, 2018 – Previously filed as Exhibit (h)(1)(a)(xvii) to Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

xix. Amendment dated November 30, 2018 – Previously filed as Exhibit (h)(1)(a)(xix) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

xx. Amendment dated February 28, 2019 – Previously filed as Exhibit (h)(1)(a)(xx) to Post-Effective Amendment No. 132 to the Trust’s Registration Statement on February 15, 2019*

xxi. Amendment dated April 1, 2019 – Previously filed as Exhibit (h)(1)(xxi) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

xxii. Amendment dated June 14, 2019 – Previously filed as Exhibit (h)(1)(xxii) to Post-Effective Amendment No. 139 to the Trust's Registration Statement on June 26, 2019*

xxiii. Amendment dated November 1, 2019 – Previously filed as Exhibit (h)(1)(a)(xxiii) to Post-Effective Amendment No. 144 to the Trust's Registration Statement on December 18, 2019*

xxiv. Amendment dated February 26, 2020 – Previously filed as Exhibit (h)(1)(a)(xxiv) to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on February 25, 2020*

xxv. Amendment dated May 1, 2020 – Previously filed as Exhibit (h)(1)(a)(xxv) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxvi. Amendment dated May 22, 2020 – Previously filed as Exhibit (h)(1)(a)(xxvi) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxvii. Amendment dated June 30, 2020 – Previously filed as Exhibit (h)(1)(a)(xxvii) to Post-Effective Amendment No. 154 to the Trust’s Registration Statement on June 25, 2020*

xxviii. Amendment dated September 30, 2020 – Previously filed as Exhibit (h)(1)(a)(xxviii) to Post-Effective Amendment No. 161 to the Trust’s Registration Statement on September 30, 2020*

xxix. Amendment dated February 28, 2021 – Previously filed as Exhibit (h)(1)(a)(xxix) to Post-Effective Amendment No. 163 to the Trust’s Registration Statement on February 24, 2021*

2. Reserved.

3. Shareholder Service Plans

a. Amended and Restated Shareholder Services Plan for Class R1 Shares dated June 2015 – Previously filed as Exhibit (h)(3)(a) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

b. Amended and Restated Shareholder Services Plan for Class R2 Shares dated June 2015 – Previously filed as Exhibit (h)(3)(b) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

c. Amended and Restated Shareholder Services Plan for Class R3 Shares dated December 2015 – Previously filed as Exhibit (h)(3)(c) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

4. Indemnification Agreement – Previously filed as Exhibit (h)(4) to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

5. Expense Limitation Agreements and Fee Waivers

a. Amended and Restated Expense Limitation Agreement dated March 5, 2021 – Filed herewith

b. Notice of Voluntary Expense Limitation dated March 5, 2021 – Filed herewith

c. Amended and Restated Expense Limitation Agreement dated February 28, 2021 for MainStay U.S. Government Liquidity Fund – Previously filed as Exhibit (h)(5)(c) to Post-Effective Amendment No. 163 to the Trust’s Registration Statement on February 24, 2021*

d. Amended and Restated Expense Limitation Agreement (Transfer Agency expenses) dated March 19, 2021 – Filed herewith

6. Regulatory Filing Support Services Agreement dated December 22, 2017 – Previously filed as Exhibit (h)(6) to Post-Effective Amendment No. 123 to the Trust’s Registration Statement on February 28, 2018*

7. Distribution Agreement dated July 2, 2018 between MainStay Funds Trust and NYLIFE Distributors LLC (MainStay U.S. Government Liquidity Fund) – Previously filed as Exhibit (h)(7) to Amendment No. 130 to the Trust’s Registration Statement on July 2, 2018*

i. Opinion of Counsel – Not applicable

j. Other Opinions

1. Consent of Independent Registered Public Accounting Firm – Not applicable

k. Omitted Financial Statements – Inapplicable

l. Initial Capital Agreements – Inapplicable

m. Rule 12b-1 Plan

1. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class A Shares – Previously filed as Exhibit (m)(12) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

2. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class B Shares – Previously filed as Exhibit (m)(13) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

3. Plan of Distribution Pursuant to Rule 12b-1 dated August 1, 2019 for Class C Shares – Previously filed as Exhibit (m)(3) to Post- Effective Amendment No. 141 to the Trust's Registration Statement on August 16, 2019*

4. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Investor Class Shares – Previously filed as Exhibit (m)(15) to Post-Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

5. Plan of Distribution Pursuant to Rule 12b-1 dated August 19, 2015 for Class R2 Shares – Previously filed as Exhibit (m)(16) to Post- Effective Amendment No. 85 to the Trust’s Registration Statement on August 28, 2015*

6. Amended and Restated Plan of Distribution Pursuant to Rule 12b-1 dated August 1, 2019 for Class R3 shares – Previously filed as Exhibit (m)(6) to Post-Effective Amendment No. 141 to the Trust's Registration Statement on August 16, 2019*

7. Plan of Distribution Pursuant to Rule 12b-1 dated February 28, 2017 for Class T Shares – Previously filed as Exhibit (m)(17) to Post- Effective Amendment No. 115 to the Trust’s Registration Statement on August 10, 2017*

8. Plan of Distribution Pursuant to Rule 12b-1 dated June 24, 2020 for Class C2 Shares – Previously filed as Exhibit (m)(8) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

9. Plan of Distribution Pursuant to Rule 12b-1 dated June 24, 2020 for SIMPLE Class Shares – Previously filed as Exhibit (m)(9) to Post-Effective Amendment No. 158 to the Trust’s Registration Statement on August 28, 2020*

10. Plan of Distribution Pursuant to Rule 12b-1 dated September 30, 2020 for Class A2 Shares – Previously filed as Exhibit (m)(10) to Post-Effective Amendment No. 161 to the Trust’s Registration Statement on September 30, 2020*

n. Rule 18f-3 Plan

1. Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 dated September 30, 2020 – Previously filed as Exhibit (n)(1) to Post-Effective Amendment No. 161 to the Trust’s Registration Statement on September 30, 2020*

o. Reserved

p. Codes of Ethics

1. Code of Ethics of Registrant dated December 2019 – Previously filed as Exhibit (p)(1) to Post- Effective Amendment No. 145 to the Trust’s Registration Statement on December 18, 2019*

2. Code of Ethics of New York Life Investment Management Holdings LLC dated June 2020 – Filed herewith

3. Code of Ethics of Epoch Investment Partners, Inc. dated October 2020 – Filed herewith

4. Code of Ethics of CBRE Clarion Securities LLC dated December 2019 – Filed herewith

5. Code of Ethics of Cushing Asset Management LLC dated July 2019 – Previously filed as Exhibit (p)(2) to Post- Effective Amendment No. 145 to the Trust’s Registration Statement on December 18, 2019*

6. Code of Ethics of Candriam Belgium/France/Luxembourg dated January 2018 – Previously filed as Exhibit (p)(6) to Post- Effective Amendment No. 145 to the Trust’s Registration Statement on December 18, 2019*

7. Code of Ethics of Wellington Management Company LLC dated September 2020 – Filed herewith

Other Exhibits

1. Powers of Attorney – Previously filed as an Exhibit to Post-Effective Amendment No. 9 to the Trust’s Registration Statement on February 28, 2011*

2. Powers of Attorney (Blunt, Chow & Perold) – Previously filed as Exhibit (Other Exhibits)(2) to Post-Effective Amendment No. 89 to the Trust’s Registration Statement on February 29, 2016*

3. Power of Attorney (Hung) – Previously filed as Exhibit (Other Exhibits)(3) to Post-Effective Amendment No. 107 to the Trust’s Registration Statement on January 10, 2017*

4. Power of Attorney (Lehneis) – Previously filed as Exhibit (other Exhibits)(4) to Post-Effective Amendment No. 118 to the Trust’s Registration Statement on October 5, 2017*

* Incorporated by reference.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

None.

ITEM 30. INDEMNIFICATION

The MainStay Group of Funds, which includes MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the MainStay Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the MainStay Group of Funds.

Article VII of MainStay Funds Trust’s (“Registrant’s”) Declaration of Trust states as follows:

Section 3. Indemnification.

a. For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

Laws:

b. Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws

i. every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

ii. every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

iii. every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

c. Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

d. No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

e. With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

i. by the court or other body before which the Proceeding was brought;

ii. by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

iii. by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial- type inquiry).

f. The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

g. Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust or Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust or Series if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5.  Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

In addition, each Trustee has entered into a written agreement with the Registrant pursuant to which the Registrant is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and By-Laws of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS OR OTHER CONNECTIONS OF INVESTMENT ADVISOR

New York Life Investment Management LLC (“New York Life Investments”) acts as the investment adviser for each series of the following open- end registered management investment companies: MainStay Funds Trust, MainStay VP Funds Trust and The MainStay Funds.

The list of officers and directors of New York Life Investments, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by New York Life Investments (SEC File No: 801-57396).

CANDRIAM BELGIUM

Candriam Belgium acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Candriam Belgium, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Candriam Belgium (SEC File No. 801-80508)

CBRE CLARION SECURITIES LLC

CBRE Clarion Securities LLC acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of CBRE Clarion Securities LLC, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by CBRE Clarion Securities LLC (SEC File No. 801-49083)

CUSHING ASSET MANAGEMENT, LP

Cushing Asset Management, LP (“Cushing”) acts as the subadvisor for a series of the Registrant.

The list of officers and directors of Cushing, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Cushing (SEC File No: 801- 63255).

EPOCH INVESTMENT PARTNERS, INC.

Epoch Investment Partners, Inc. (“Epoch”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Epoch, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Epoch (SEC File No: 801-63118).

MACKAY SHIELDS LLC

MacKay Shields LLC (“MacKay Shields”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of MacKay Shields, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by MacKay Shields (SEC File No: 801-5594).

NYL INVESTORS LLC

NYL Investors LLC (“NYL Investors”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of NYL Investors, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by NYL Investors (SEC File No: 801-78759).

WELLINGTON MANAGEMENT COMPANY LLC

Wellington Management Company LLC (“Wellington”) acts as the subadvisor for certain series of the Registrant.

The list of officers and directors of Wellington, together with information as to their other business, profession, vocation or employment of a substantial nature during the past two years, is incorporated by reference to Schedules A and D of Form ADV filed by Wellington (SEC File No: 801-15908).

ITEM 32. PRINCIPAL UNDERWRITERS

a. Inapplicable

b. Inapplicable

c. Inapplicable

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, the Registrant, the Manager, the Subadvisors and NYLIFE Distributors LLC. The Registrant, the Manager and NYLIFE Distributors LLC’s address is 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisors’ addresses are: Candriam Belgium S.A., Avenue des Arts 58, 1000 Brussels, Belgium; CBRE Clarion Securities LLC, 201 King of Prussia Road; Radnor, Pennsylvania 19087; Cushing Asset Management, LP, 8117 Preston Road, Suite 440, Dallas, TX 75225; Epoch Investment Partners, Inc., 399 Park Avenue, New York, NY 10022; MacKay Shields LLC, 1345 Avenue of the Americas, New York, NY 10105; NYL Investors LLC, 51 Madison Avenue, New York, NY 10010; and Wellington Management Company LLC, 280 Congress Street, Boston, MA 02210. Records relating to the duties of the custodian for each series of MainStay Funds Trust are maintained by JPMorgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179. Records relating to the duties of the transfer agent of MainStay Funds Trust are maintained by DST Asset Manager Solutions, Inc., 200 Crown Colony Drive, Quincy, MA 02169.

ITEM 34. MANAGEMENT SERVICES.

Inapplicable.

ITEM 35. UNDERTAKINGS.

Inapplicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) and that it has duly caused this Post-Effective Amendment No. 164 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City in the State of New Jersey, on the 22nd day of March, 2021.

MAINSTAY FUNDS TRUST

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 164 to the Registration Statement has been signed below by the following persons in the capacities indicated on March 22, 2021.

	SIGNATURE	TITLE

	/s/ Kirk C. Lehneis	President and Principal Executive Officer
Kirk C. Lehneis

	/s/ Susan B. Kerley*	Trustee and Chairman of the Board
Susan B. Kerley

	/s/ David H. Chow*	Trustee
David H. Chow

	/s/ Yie-Hsin Hung*	Trustee
Yie-Hsin Hung

	/s/ Alan R. Latshaw*	Trustee
Alan R. Latshaw

	/s/ Richard H. Nolan, Jr.*	Trustee
Richard H. Nolan, Jr.

	/s/ Jacques P. Perold*	Trustee
Jacques P. Perold

	/s/ Richard S. Trutanic*	Trustee
Richard S. Trutanic

	/s/ Jack R. Benintende	Treasurer and Principal Financial and Accounting Officer
Jack R. Benintende

By:	/s/ J. Kevin Gao
	J. Kevin Gao	Secretary
As Attorney-in-Fact

* Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

Exhibit

(d)(1)(bb) Amendment dated March 5, 2021 to the Management Agreement

(d)(3)(m) Amendment dated February 28, 2021 to the MacKay Shields LLC Subadvisory Agreement

(d)(3)(n)  Amendment dated March 5, 2021 to the MacKay Shields LLC Subadvisory Agreement

(d)(10) Subadvisory Agreement between New York Life Investment Management LLC and Wellington Management Company LLC dated March 5, 2021

(g)(4)  Global Custody Agreement with JPMorgan Chase Bank, National Association dated June 22, 2020

(h)(5)(a)  Amended and Restated Expense Limitation Agreement dated March 5, 2021

(h)(5)(b)  Notice of Voluntary Expense Limitation dated March 5, 2021

(h)(5)(d)  Amended and Restated Expense Limitation Agreement (Transfer Agency) dated March 19, 2021

(p)(2)  Code of Ethics of New York Life Investment Management Holdings LLC dated June 2020

(p)(3)  Code of Ethics of Epoch Investment Partners, Inc. dated October 2020

(p)(4)  Code of Ethics of CBRE Clarion Securities LLC dated December 2019

(p)(7)  Code of Ethics of Wellington Management Company LLC dated September 2020